Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2011 Third Quarter Results

For immediate release, Wednesday, November 9, 2011, Calgary, Alberta, Canada

Continued Solid Earnings and a Growing Cash Balance

Third Quarter 2011 Results

In the third quarter of 2011, we generated a profit of $150 million as compared to a profit of $58 million for the third quarter of 2010.  For the nine months ended September 30, 2011, we generated a profit of $538 million compared to a profit of $200 million for the nine months ended September 30, 2010.  The year-over-year improvement during these three and nine month periods was primarily due to higher margins for our products.

The Olefins/Polyolefins business unit generated $287 million of operating profit in the third quarter of 2011 versus an operating profit of $138 million during the third quarter of 2010.  For the nine months ended September 30, 2011, the business unit generated operating profit of $935 million compared to operating profit of $576 million for the nine months ended September 30, 2010.  The improvement in both periods was due to higher margins.

The Performance Styrenics segment reported an operating profit from continuing operations of $1 million in the third quarter of 2011 versus an operating profit from continuing operations of $2 million in the third quarter of 2010.  For the nine months ended September 30, 2011, the segment generated an operating profit from continuing operations of $6 million compared to an operating profit from continuing operations of $2 million for the nine months ended September 30, 2010. The decline in the third quarter was due to feedstock costs that increased more than selling prices, while the improvement in nine month period was due to lower operating expenses.

Highlights

During the third quarter of 2011, we entered into a number of key agreements that support the revamp of our Corunna cracker to utilize up to 100% NGL feedstock, including a transportation service agreement with Sunoco Pipeline L.P. for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region and definitive agreements for long-term ethane supply from the Marcellus Shale Basin with Caiman Energy, LLC and a wholly-owned subsidiary of Range Resources Corporation.  In addition, we signed a memorandum of understanding with Statoil Marketing and Trading Inc. for a long-term supply of ethane from the Marcellus Shale Basin.

During the third quarter our cash balance grew by $378 million to $874 million.

Basis of Presentation

We adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011.  Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 and 2010 were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.  The September 30, 2011, unaudited interim condensed consolidated financial statements include IFRS comparative data and reconciliations from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS for our consolidated statement of financial position as at September 30, 2010 and our consolidated statements of income and comprehensive income for the three and nine months ended September 30, 2010.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our unaudited interim condensed consolidated financial statements, as at and for the period ended September 30, 2011 and our other 2011 unaudited interim condensed consolidated financial statements, which have been prepared using IFRS, and the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2010, which were prepared using Canadian GAAP.

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
(millions of U.S. dollars)	2011	2010	2011	2010
Revenue	$1,448	$1,072	$4,139	$3,406
Operating profit from the businesses from continuing operations	$288	$140	$941	$578
Corporate costs from continuing operations	$(34)	$(22)	$(78)	$(113)
Operating profit from continuing operations	$254	$118	$863	$465

Profit for the period	$150	$58	$538	$200

NOVA Chemicals’ 2011 third quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Wednesday, November 9, 2011 at 11:30 a.m. ET (9:30 a.m. MT).  The dial-in number for this call is (416) 406-6419 (Passcode 4114421) and the replay number is (905) 694-9451 (Passcode 4114421).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

Media and Investor inquiries, please contact:

Pace Markowitz

Director, Communications

Tel: 412.490.4952

E-mail: markowp@novachem.com

 is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.